SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

Indicateby check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Indicateby check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BVR Systems Wins Trainer Aircraft Simulator Contract
Valued at US $4.95 Million

Rosh Ha’ayin, Israel – June 25th, 2008 – BVR Systems (1998) Ltd. (OTC Bulletin Board: BVRSF), today announced a contract valued at $4.95 million for the provision of a Trainer Aircraft Full Mission Simulator (FMS) for an international customer.

BVR’s state-of-the-art Trainer Aircraft Simulator enables mission and tactical training and instruction of both undergraduate and experienced pilots. The Simulator comprises a single-seat simulator cockpit; an Instructor Operator Station; a visual display and image generation system, support equipment and peripherals. The advanced simulation capabilities include high end own-ship simulation as well as the simulation of weapons and advanced Computer Generated Forces that are part of the mature and proven BVR scenario generator;

The simulator may be networked to other simulation systems, thereby providing a distributed mission training capability. The system will enable pilots to train on a vast range of operational tasks, procedures and emergency situations.

BVR Systems’ Chief Executive Officer, Mr. Ilan Gillies, noted that this contract, awarded by a new customer to BVR, is a significant milestone for BVR and was awarded on the basis of BVR’s continued success in the delivery of Simulation and training solutions to its widening base of international customers. “We are very proud to have been awarded this Simulator contract. The design and architecture of the Simulator is based upon BVR’s proven experience in flight simulators for trainer aircraft accumulated over the past decade.”

“BVR is unique in its field proven ability to deliver high end Live and Virtual training systems and to allow the interconnection between the domains. This contract is a reinforcement of our Simulators offering and our position as training experts,”continued Mr. Gillies. “We are proud in our success to maintain a significant growth and a firm backlog” he concluded.

About BVR Systems
BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces.

For more information visit the Company’s web site at http://www.bvrsystems.com

Contact:
Ilan Gillies – CEO
BVR Systems (1998) Ltd.
Tel +972-3-900-8000

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: June 25, 2008